EXHIBIT 99.1

Addex and Indivior Extend Research Collaboration on GABAB Positive Allosteric Modulators - Indivior Commits $4 Million of New Funding

IND enabling studies with Indivior collaboration drug candidate and separate Addex program scheduled for 2022

Geneva, Switzerland, July 29, 2021 (GLOBE NEWSWIRE) - Ad Hoc Announcement Pursuant to Art. 53 LR

Addex Therapeutics Ltd (SIX and Nasdaq: ADXN), a clinical-stage pharmaceutical company pioneering allosteric modulation-based drug discovery and development, today announced that it has extended its research collaboration agreement with Indivior PLC (LON: INDV). As part of the extension, Indivior has committed $4 million of new funding to advance development of selected novel oral gamma-aminobutyric acid subtype B (GABAB) positive allosteric modulator (PAM) drug candidates discovered by Addex. The new funding will be used to prepare drug candidates for both Indivior’s substance use disorder program and Addex’s proprietary Charcot-Marie-Tooth type 1A neuropathy program, which are both expected to start IND enabling studies in 2022.

“This additional committed research funding, which will be used to prepare lead drug candidates for IND enabling studies, demonstrates the quality of Addex’s drug discovery platform and the significant achievements made in our Indivor collaboration,” said Tim Dyer, CEO of Addex. “In addition, we have seen great progress in the rest of our portfolio, including dipraglurant entering a pivotal study in PD-LID and our partner, Janssen, advancing ADX71149 into a Phase 2a POC for epilepsy.”

“Excellent progress has been made in our research collaboration with Addex,” said Christian Heidbreder, Chief Scientific Officer of Indivior. “With this new funding, Indivior has reiterated its commitment to advance this novel allosteric approach towards clinical evaluation. The Addex collaboration forms part of our continued strategy of finding novel therapeutic approaches to treat the serious and growing need of people suffering with substance use disorders.”

About GABAB Activation with PAM

Activation of gamma-aminobutyric acid subtype B (GABAB) receptor, a Family C class of GPCR, is clinically & commercially validated. The generic GABAB receptor agonist, baclofen, is marketed for spasticity and some spinal cord injuries, and used for overactive bladder (OAB), but it is not commonly used due to a variety of side effects and rapid clearance. Potent, selective oral positive allosteric modulators (PAM) that potentiate GABA responses at the GABAB receptor, rather than an orthosteric agonist at the GABAB receptor like baclofen, only act when the natural ligand (GABA) activates the receptor, therefore respecting the physiological cycle of activation. It has been proposed that PAMs produce less adverse effects and could lead to less tolerance than direct agonists (May and Christopoulos 2003; Langmead and Christopoulos 2006; Perdona et al. 2011; Urwyler 2011; Gjoni et al., 2008; Ahnaou et al).

About Addex Therapeutics

Addex Therapeutics is a clinical-stage pharmaceutical company focused on the development and commercialization of an emerging class of novel orally available small molecule drugs known as allosteric modulators for neurological disorders. Allosteric modulators offer several potential advantages over conventional non-allosteric molecules and may offer an improved therapeutic approach to conventional "orthosteric" small molecule or biological drugs. Addex's allosteric modulator drug discovery platform targets receptors and other proteins that are recognized as essential for therapeutic intervention. Addex's lead drug candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM), is in a pivotal registration clinical trial for Parkinson’s disease levodopa induced dyskinesia (PD-LID). Addex is also investigating dipraglurant's therapeutic use in blepharospasm (a type of dystonia), for which a clinical trial is expected to be initiated in Q3 2021. Addex's third clinical program, ADX71149 (mGlu2 positive allosteric modulator or PAM), developed in collaboration with Janssen Pharmaceuticals, Inc., is in a Phase 2a proof of concept clinical trial for the treatment of epilepsy. Indivior PLC has licensed Addex’s GABAB PAM program for the development of drug candidates with a focus in addiction. Preclinical programs ongoing with Addex include GABAB PAM for CMT1A, mGlu7 NAM for PTSD, mGlu2 NAM for mild neurocognitive disorders, mGlu4 PAM for Parkinson’s disease and mGlu3 PAM for neurodegenerative disorders. Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol "ADXN" on each exchange.

Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)20 7318 2955 msinclair@halsin.com	James Carbonara Hayden IR (646)-755-7412 james@haydenir.com

Forward Looking Statements
Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company's current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as 'anticipates,' 'expects,' 'intends,' 'plans,' 'believes,' 'seeks,' 'estimates,' and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company's control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions securityholders and prospective securityholders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.